

October 17, 2012

Via E-mail
S. Douglas Henderson
President
Free Flow, Inc.
9130 Edgewood Drive
La Mesa, CA 91941

   Re: Free Flow, Inc.
     Amendment No. 5 to Registration Statement on Form S-1
     Filed October 5, 2012
     File No. 333-179909

Dear Mr. Henderson:

  We have reviewed your response letter and the amendment to your registration statement, and we have the following comment.

<u>General</u>

1. Please confirm and disclose whether S. Douglas Henderson, your sole officer and director, has any involvement with Unseen Solar, Inc. To the extent that Mr. Henderson is involved with Unseen Solar, please ensure that you describe his involvement, as applicable, in the "Involvement of Certain Persons with Development Stage Companies" section on page 17 and in Mr. Henderson's officer and director biography on page 21. Refer to Item 401(e) of Regulation S-K.

  You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

         Sincerely,

         /s/ Craig Slivka, for

         Pamela Long
         Assistant Director

cc: Karen Batcher, Esq. (*via e-mail*)
   Synergen Law Group, APC